Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Chromarie International Limited	Cayman Islands
Chromarie Technology Holdings Ltd.	British Virgin Islands
Chromarie Pearlescent Technology Limited	Hong Kong, China
Chromarie Technology Development (Henan) Co., Ltd.	Henan, China
Henan Lingbao New Materials Technology Co., Ltd.	Henan, China
Henan Hongbang New Materials Technology Co., Ltd.	Henan, China